Katie Kazem

+1 703 456 8043

kkazem@cooley.com

April 20, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Doris Stacy Gama
Jason Drory

RE:	Oculis Holding AG
Amendment No. 1 to Registration Statement on Form F-1
Filed April 3, 2023
(File No. 333-271063)

Ladies and Gentlemen:

On behalf of Oculis Holding AG (the “Company”), we are submitting this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 13, 2023, relating to the Company’s Registration Statement on Form F-1, as filed with the Commission on April 3, 2023 (the “Registration Statement”). In response to the Comments, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form F-1

Cover Page

1.

For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares. For example only, please disclose the price the Sponsor paid for its Founder Shares.

Cooley LLP Reston Town Center, 11951 Freedom Drive 14th Floor, Reston, VA 20190-5656

t: (703) 456 8000 f: (703) 456 8100 cooley.com

U.S. Securities and Exchange Commission

April 20, 2023

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on the cover page and page 96 of the Amended Registration Statement.

Risk Factors

Risks Related to Ownership of our Ordinary Shares and Warrants and our Status as a Public Company

Sales of Ordinary Shares, or the perception of such sales, by us or the Selling Securityholders..., page 95

2.

We note your risk factor on page 95 highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, please disclose the purchase price of the securities being registered for resale. Also disclose that even though the current trading price is below the SPAC IPO price, certain investors may have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on the cover page and page 96 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 164

3.

We note your disclosure elsewhere that your warrants are out-of-the money and that you do not expect to receive cash proceeds from the exercise of warrants until this is no longer true. Please provide similar disclosure in your MD&A section.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 165 and 166 of the Amended Registration Statement.

General

4.

We note that the Sponsor paid $25,000 for its Founder Shares. Please disclose that while the Sponsor may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to the differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on the cover page and page 96 of the Amended Registration Statement.

Cooley LLP Reston Town Center, 11951 Freedom Drive 14th Floor, Reston, VA 20190-5656

t: (703) 456 8000 f: (703) 456 8100 cooley.com

U.S. Securities and Exchange Commission

April 20, 2023

***

Please contact me at (703) 456-8043 with any questions or further comments regarding the Company’s response to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Katie Kazem
Katie Kazem

cc:	Riad Sherif, Oculis Holding AG Sylvia Cheung, Oculis Holding AG Divakar Gupta, Cooley LLP

Cooley LLP Reston Town Center, 11951 Freedom Drive 14th Floor, Reston, VA 20190-5656

t: (703) 456 8000 f: (703) 456 8100 cooley.com